	General Offices:			LEGAL DEPARTMENT
	One Energy Plaza	Tel:	(517) 788-0550	JAMES E BRUNNER	David E Barth
A CMS Energy Company	Jackson, MI 49201	Fax:	(517) 788-0768	Senior Vice President	H Richard Chambers
				and General Counsel	Neil R Fellows
	*Washington Office:				Gary L Kelterborn
	1730 Rhode Island Ave. N.W.	Tel:	(202) 778-3340	JON R ROBINSON	Deborah Ann Kile
	Suite 1007			Vice President and	Kathrine M Lorenz
	Washington, DC 20036	Fax:	(202) 778-3355	Deputy General Counsel	Eric V Luoma
				Utility Law and	Raymond E McQuillan
	Writer’s Direct Dial Number: (517) 788-0305			Regulation	Rhonda M Morris
	Writer’s E-mail Address: sjruckman@cmsenergy.com				Deborah A Moss*
				CATHERINE M REYNOLDS	Mirče Michael Nestor
				Vice President, Deputy	Robert M Neustifter
				General Counsel	Jeffrey D. Pintar
				& Corporate Secretary	Vincent P Provenzano
John C Shea
				Shelley J Ruckman	Scott J Sinkwitts
				Kimberly C Wilson	Charlotte A Walls Attorney
Michael G Wilson
Assistant General
Counsel

June 10, 2014

VIA EDGAR AND ELECTRONIC MAIL

Mr. Arthur C. Sandel
Ms. Kayla Florio
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:                             Consumers Energy Company
Consumers 2014 Securitization Funding LLC
Registration Statement on Form S-3
Filed May 2, 2014
File Nos. 333-195654 and 333-195654-01

Dear Mr. Sandel and Ms. Florio:

This letter is being submitted in response to the comments given by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 27, 2014 to John G. Russell, President and Chief Executive Officer of Consumers Energy Company (the “Company”), with respect to the above-referenced registration statement (the “Registration Statement”) relating to the proposed issuance of Senior Secured Securitization Bonds, Series 2014A (the “2014 Bonds”) by Consumers 2014 Securitization Funding LLC (the “issuing entity”).  On behalf of the Company and the issuing entity, I am authorized to provide the responses contained in this letter.

Where indicated below, requested changes have been included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed simultaneously with this response.  A courtesy copy of the marked version of Amendment No. 1 is also being delivered to your attention.

www.consumersenergy.com

For your convenience, set forth below is each comment from your letter in bold typeface, followed by the response.  Defined terms used and not otherwise defined herein shall have the meanings set forth in the prospectus supplement and prospectus contained in Amendment No. 1.

Registration Statement on Form S-3

General

1.                                      Please note that our comments to either the prospectus or the prospectus supplement should be applied universally, if applicable. Accordingly, if comments issued for one document apply to the other, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction and indicate in your response the page numbers of where related revisions are made in the prospectus and prospectus supplement, as applicable.

We hereby confirm that we will comply with this instruction and have indicated in this response letter the page numbers of where related revisions are made in the prospectus and prospectus supplement, as applicable.

2.                                      We note your disclosure on page S-8 of the prospectus supplement and page 42 of the prospectus regarding your other affiliated issuing entities. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 to Form S-3. Also, please provide us with the CIK code for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

We hereby confirm that the depositor and each issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with applicable Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  The only affiliate of the depositor that has previously offered a class of asset-backed securities involving the same asset class as this offering is Consumers Funding LLC, whose CIK code is 0001126128.  Consumers Funding LLC, which filed a Form 15 on March 10, 2006, is not currently subject to reporting obligations under the Exchange Act.

3.                                      Please confirm that the offered securities will be investment grade securities as defined in General Instruction I.B.2 to Form S-3. See General Instruction I.B.5(a)(i) to Form S-3.

We hereby confirm that the offered securities will be investment grade securities as defined in General Instruction I.B.2 to Form S-3.

Prospectus Supplement

Cover Page

4.                                      We note on page S-23 that the underwriter may engage in overallotment transactions. Please include disclosure of this option on the cover page of the prospectus supplement pursuant to Item 501(b)(2) of Regulation S-K.

We believe that the overallotment transactions described on page S-23 of the prospectus supplement differ from the type of “over-allotment option” described in Item 501(b)(2) of Regulation S-K.  We understand the “over-allotment option” described in Item 501(b)(2) of Regulation S-K, often referred to as a “green shoe”, to commonly involve the issuer providing the underwriters the option to purchase additional securities in connection with the offering to cover over-allotments.  In this offering, however, neither the Company nor the issuing entity is providing any underwriter with the option to purchase additional securities in connection with the offering.  Rather, the overallotment transactions described on page S-23 of the prospectus supplement involve sales by the underwriting syndicate in excess of the offering size, but that the underwriting syndicate will be required to cover by purchasing the securities in the open market after the distribution of the securities has been completed, often referred to as “short sales”.  We believe these sorts of overallotment transactions described on page S-23 of the prospectus supplement are commonly disclosed in securities offerings of this type, but not disclosed on the cover page for this reason.  See. e.g., Senior Secured Consumer Rate Relief Bonds of Appalachian Consumer Rate Relief Funding LLC (File No. 333-191392-01); Senior Secured Phase-In-Recovery Bonds of Ohio Phase-In-Recovery Funding LLC (File No. 333-188745-01); 2012 Senior Secured Transition Bonds of CenterPoint Energy Transition Bond Company IV, LLC (File No. 333-177662-01); Senior Secured Transition Bonds of Entergy Texas Restoration Funding, LLC (File No. 333-161911-01).

Summary of Terms, page S-2

5.                                      We note your disclosure on page S-4 and elsewhere in the registration statement that neither the securitization property nor the other collateral securing the bonds is or will be a pool of assets. It is not clear to us how this statement is consistent with the definition of asset-backed security under Item 1101(c)(1) of Regulation AB. Please revise as appropriate.

The intention of the disclosure on page S-4 and elsewhere in the Registration Statement was to denote that neither the securitization property nor the other collateral securing the 2014 Bonds is or will be a static pool of assets within the meaning of Item 1105 of Regulation AB.  The disclosure regarding a static pool was stated on page 21 of the prospectus but, as the Staff has noted, was not made clear in other parts of the Registration Statement.  The Registration Statement has been revised in response to the Staff’s comment to change the phrase “pool of assets” to “static pool of assets” in Amendment No. 1 on pages S-5 and S-11 of the prospectus supplement and page 6 of the prospectus.

Given the structural attributes of this transaction, we believe that the static pool information generally called for by Item 1105 of Regulation AB is not applicable.  The securitization property securing the 2014 Bonds is not a static pool of assets, but rather consists of the ongoing right of the issuing entity to impose, collect and receive a nonbypassable consumption-based securitization charge from covered electric customers.  This right will continue until such time as the 2014 Bonds are paid in full, and the securitization charges will be adjusted at least annually to correct any overcollections or undercollections of the preceding 12 months and to ensure the expected recovery during the succeeding annual period of amounts required for the timely payment of debt service and other required amounts and charges in connection with the 2014 Bonds, all of which may be derived from changes in covered electric customers’ electricity consumption as well as covered electric customer delinquencies and defaults.  To the extent that covered electric customers’ electricity consumption decreases, or covered electric customers’ delinquencies and defaults increase, over time, any resulting shortfalls in collections will be reallocated among the Company’s covered electric customers by increasing the securitization charge to correct for such shortfalls and to ensure timely repayment of the 2014 Bonds.  If covered electric customers’ electricity consumption increases, or covered electric customers’ delinquencies or defaults decrease, over time, and the securitization charge collections are received faster than expected, the holders of the 2014 Bonds do not have any prepayment risk because any excess funds will be held in the excess funds subaccount and taken into account in the next true-up adjustment of the securitization charge.  The historical information that is material to investors includes all of the components relating to the calculation of the securitization charge and the true-up adjustment, each of which is disclosed in the prospectus: electric energy consumption, weather-adjusted forecast variance, loss experience, days sales outstanding and delinquencies.  See Amendment No. 1 at pages 33-37 of the prospectus.  Our analysis comports with existing practices, since the Staff in the past has not required static pool information for similar issuers, such as: Senior Secured Consumer Rate Relief Bonds of Appalachian Consumer Rate Relief Funding LLC (File No. 333-191392-01); Senior Secured Phase-In-Recovery Bonds of Ohio Phase-In-Recovery Funding LLC (File No. 333-188745-01); 2012 Senior Secured Transition Bonds of CenterPoint Energy Transition Bond Company IV, LLC (File No. 333-177662-01); Senior Secured Transition Bonds of Entergy Texas Restoration Funding, LLC (File No. 333-161911-01).  Moreover, the Commission has proposed to specifically exclude certain asset-backed securities, including securities similar to the 2014 Bonds, from the requirement to provide asset-level data.  See Sections III.A.1.b.iv., III.A.2.b., X.B.7., XI.B.2. and XI.C.2. of Commission Release No. 33-9117.  See also footnote 20 of Commission Release No. 33-9150 and footnote 125 of Commission Release No. 33-9244.

Prospectus

Prospectus Summary, page 2

The Collateral, page 5

6.                                      We note that, in addition to the securitization property, various types of collateral will also secure the bonds, including “instruments, investment property or other assets.” Please confirm whether any of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

We hereby confirm that none of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.  The only types of collateral other than the securitization property consist of contract rights under various basic documents and the collection account that will hold the capital contribution from the Company and securitization charges periodically remitted by the servicer, pending allocation as described under “How Funds in the Collection Account Will Be Allocated” starting on page S-20 of the prospectus supplement.  The funds in the collection account and related subaccounts may be invested in eligible investments as described in the Registration Statement.

The Servicing Agreement, page 74

Remittances to Collection Account, page 76

7.                                      It is not clear how the payments on the Series 2001-1 securitization bonds described at the end of this section relate to the remittance of securitization charges to the collection account for the Series 2014A securitization. Will securitization charges for the Series 2001-1 securitization be commingled with securitization charges for the Series 2014A securitization in a single collection account? Will securitization charge collections for the Series 2014A securitization be used to make payments related to the Series 2001-1 securitization bonds? With a view towards disclosure, please explain the connection, or revise the disclosure as appropriate. Refer to Item 1108(c)(2) of Regulation AB.

Securitization charges for the 2001-1 securitization bonds will be commingled with securitization charges for the 2014 Bonds (along with other funds) in a single account prior to distribution of the securitization charges for the 2014 Bonds to the collection account for the 2014 Bonds.  As described in the first paragraph of this section on page 76 of the prospectus as well as on page 15 of the prospectus under “Risk Factors—Risks Associated with Potential Bankruptcy Proceedings of the Seller or the Servicer—The servicer will commingle the securitization charges with other revenues it collects, which might obstruct access to the securitization charges in case of the servicer’s bankruptcy and reduce the value of your investment in the securitization bonds”, the servicer will be required to remit collections to the trustee for the 2014 Bonds (for deposit into the collection account for the 2014 Bonds) within two business days of receipt by the servicer, and, until such securitization charges are remitted to the collection account for the 2014 Bonds, the servicer will not segregate the securitization charges for the 2014 Bonds from amounts relating to the 2001-1 securitization bonds.  However, securitization charge collections for the 2014 Bonds will not be used to make payments related to the 2001-1 securitization bonds, or vice versa.  There are separate collection accounts for the 2014 Bonds and the 2001-1 securitization bonds.  As described under “Relationship to the 2001-1 Securitization Bonds” on page 42 of the prospectus, although Consumers Energy is the servicer with respect to the 2001-1 securitization bonds and will be the initial servicer with respect to the 2014 Bonds, the issuing entity is a separate legal entity from the 2001-1 securitization bond issuer, and the 2014 Bonds will be payable from collateral that is separate from that securing the 2001-1 securitization bonds.  The 2001-1 securitization bond issuer will have no obligations under the 2014 Bonds, and the issuing entity will have no obligations under the 2001-1 securitization bonds.

We have added the following to the end of the third paragraph under “Remittances to Collection Account” on page 76 of the prospectus to augment the disclosure in this section of the prospectus:

As described in the first paragraph above, the servicer will not segregate the securitization charges from amounts relating to the 2001-1 securitization bonds. The securitization charges will be segregated only when the servicer remits them to the trustee. Although Consumers Energy is the servicer with respect to the 2001-1 securitization bonds and will be the initial servicer with respect to the securitization bonds, as more fully described under “The Depositor, Seller, Initial Servicer and Sponsor”, we are a separate legal entity from the 2001-1 securitization bond issuer, and the securitization bonds described in this prospectus and the prospectus supplement will be payable from collateral that is separate from that securing the 2001-1 securitization bonds. The 2001-1 securitization bond issuer will have no obligations under our securitization bonds, and we will have no obligations under the 2001-1 securitization bonds. Please read “Act 142—Electric Utilities May Securitize Qualified Costs”, “Consumers Energy’s Financing Order” and “Security for the Securitization Bonds”.

Where You Can Find More Information, page 93

8.                                      We note your disclosure that the issuing entity or sponsor will file with the Commission all of the periodic reports required to be filed under the Exchange Act and the rules, regulations or orders of the Commission thereunder. Please revise to include reference to the filing of current reports on Form 8-K.

The Registration Statement has been revised in response to the Staff’s comment.  In Amendment No. 1, the phrase “periodic filings” on page 26 of the prospectus has been changed to “periodic or current filings”, and the phrase “periodic reports” that appears twice on each of pages 37 and 93 of the prospectus has been changed to “periodic and current reports”.

Part II — Information Not Required in Prospectus

Item 16.  Exhibits and Financial Statements, page II-2

9.                                      Please file your exhibits with your next amendment. Please also remove the reference to Item 601(b)(1) of Regulation S-K in your footnote. Lastly, please confirm that all finalized agreements will be filed simultaneously with or prior to the final prospectus, including unqualified legal and tax opinions. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

Drafts of the exhibits that had not been filed with the initial filing of the Registration Statement were filed concurrently with Amendment No. 1.  The references to Item 601(b)(1) of Regulation S-K have been removed per your request.  We hereby confirm that finalized forms of all agreements will be filed simultaneously with or prior to the final prospectus and that unqualified legal and tax opinions will be filed prior to the takedown of the 2014 Bonds.

The Registrants acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.  If you have any questions concerning the above responses, please do not hesitate to contact David S. Baxter at Pillsbury Winthrop Shaw Pittman LLP at (212) 858-1222 or me at (517) 788-0305.

Sincerely,

/s/ Shelley J. Ruckman
Shelley J. Ruckman

cc:                                David S. Baxter